DIAGEO Diageo pie Registered office:16 Great Marlborough Street, London, WlF 7HS. Registered in England No. 23307. Addressee Only Private & Confidential Manik Jhangiani 8 February 2026 Dear Nik, Transition to Chief Financial Officer role confirm the details of the arrangements in respect of your transition from the Interim Chief Executive to the Chief Financial Officer. As agreed with the Chairman there will be a transitional period as you support the transition of Chief Executive responsibilities to Dave Lewis and receive the handover to your CFO role from Deirdre Mahlan. This transition period is effective from 1 January until 18 February 2026. The Remuneration Committee has reviewed your remuneration arrangements for this period and beyond and the details are set out below. Salary Supplementary Allowance During the transitional period, you will continue to be eligible for the salary supplementary allowance of £300,000 per annum (pro-rata during the period in role) and therefore this will continue until 18 February 2026. This Allowance is pensionable and forms part of the salary for the fiscal 26 AIP calculation. Therefore, for the avoidance of doubt your F26 AIP will be calculated for the period from 1 July 2025 to 18 February 2026 inclusive of this allowance. Driver services You are currently receiving the benefit of a car and driver service for personal travel in lieu of a travel allowance. Following the conclusion of the transition period, you will revert of £10,000 per annum and as before you will receive this as cash subject to tax and social security on a monthly basis. If you wish to maintain access to the car and driver service at your own cost for personal travel after 18 February, please let me know and we can review this with you. Individual Business Objectives The draft strategic Individual Business Objectives (IBOs) you proposed for H2 have been reviewed and approved by both Dave and the Remuneration Committee. As usual, performance and achievements against these will be reviewed by the Committee at the end of fiscal 26 with judgement applied to reflect the background and context of delivery. The IBOs for H2 F26 are as follows: 1. Deliver $3 billion total FCF in F26 via 1) working capital efficiencies, 2) productivity, 3) efficient deployment of capital and 4) progressing work on disposals (6.67% weighting)

DIAGEO

2. Delivery of the Accelerate programme across multiple workstreams (including demand generation spend effectiveness, supply chain optimisation, digital transformation and operating model effectiveness). To be measured by:

   - Savings of **one third of the $625m** target in F26 comprising areas which include A&P and Trade Spend Optimisation, Overheads and COGS productivity.
   - Define and deploy Diageo's refreshed operating model framework by end of fiscal year.

   (6.67% weighting).

3. Implement SAP S/4HANA program for go live of Minimum Viable Product in budget during Q4F26/Q1 F27 **(6.67% weighting)**

The changes set out in this letter are applicable to your transition to CFO and all other terms and conditions of your current employment contract dated 3 May 2024 will be unchanged and remain in full force and effect.

Confirmation of Special Recruitment Awards vesting

As part of your recruitment to Diageo, you were awarded Special Recruitment Awards which vest over several tranches to reflect the long-term incentive awards forfeited from your previous employer. Two tranches of these awards are due to vest in March 2026. Tranche A of 42,172 shares which will vest subject to a performance underpin in relation to achieved productivity savings and Tranche B of 58,970 shares which is subject to continued employment only.

I can confirm that following a review of Diageo performance by the Remuneration Committee, the conditions have been achieved and therefore both tranches will vest in March. More information on the vesting process will be provided to you closer to the time of vest.

Yours sincerely

Louise Prashad
Chief Human Resources Officer, Diageo

Diageo plc
Registered office:16 Great Marlborough Street, London, WIF 7HS. Registered in England No. 23307.